May 5, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kari Jin
Kathleen Collins

Re:	Kronos Incorporated
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 9, 2005
Form 10-Q for the Quarterly Period Ended December 31, 2005
Filed February 9, 2006
Form 8-K filed January 30, 2006
File numbered 0-20109

Ladies and Gentlemen:

On behalf of Kronos Incorporated (“Kronos”), set forth below are responses to the comments provided to Kronos by the staff of the Commission in a letter dated April 5, 2006 relating to the above mentioned filings. The responses are keyed to the numbering of the comments in the Letter and appear following each restated comment below.

Most of our responses consist of providing the supplemental information requested by the Commission. In those instances where we have responded with proposed revisions, we believe that the nature of the revision is such that it would be appropriate to make them prospectively, as noted in each response.

In addition, we acknowledge that Kronos Incorporated is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Kronos may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (978) 947-4770 if you would like to discuss any of these issues.

Sincerely,

KRONOS INCORPORATED

/s/ Mark V. Julien

Mark V. Julien

Chief Financial Officer

SEC Accounting Comments

Form 10-K for the Fiscal Year Ended September 30, 2005

Management’s Discussion & Analysis (MD&A) of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

1.

We note your discussion of Critical Accounting Policies and Estimates in MD&A. Please note that the disclosure in the MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements, and is not intended to be a duplication of the disclosure included in the notes. Such disclosures should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, whether the estimates/assumptions are reasonably likely to change in the future and any other disclosures related to the estimates and assumption involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. Tell us what consideration you have given to provide quantitative as well as qualitative information pursuant to SEC Release 33-8350.

Kronos Response:

In response to the staff’s comments above, we have attached as Exhibit A the “Critical Accounting Policies and Estimates” section of MD&A from our Form 10-K for the Fiscal Year Ended September 30, 2005, re-written with expanded disclosures, including quantitative information when reasonably available and relevant, that we will be using in future filings. We have also added two new policies, “Business Combinations” and “Stock-Based Compensation”, in an effort to better disclose to our readers the significant estimates and assumptions that have an effect on our financial results. All significant new disclosures have been italicized in bold print.

Liquidity and Capital Resources

2.

Your disclosures on page 28 indicate that as a result of the change in billing your customers in arrears for professional services rather than in advance of the service delivery, the Company experienced and you expect to continue to experience a short-term negative impact on your cash flows from operations. We further note from your Consolidated Statement of Cash Flows that the changes in deferred product revenues, deferred professional services revenues and deferred maintenance revenues in fiscal 2005 were ($17,499), ($6,649) and ($14,388), respectively. Please reconcile these amount to the changes as calculated from the Consolidated Balance Sheet of ($5,906), ($3,995) and $12,709, respectively, which do not appear to reflect a negative impact on operating cash flows. Also, tell us if the change in the timing of your billings had any impact in the timing of revenue recognition for such services.

Kronos Response:

We respectfully note that the changes in deferred product revenues, deferred professional services revenues and deferred maintenance revenues on our fiscal 2005 Statement of Cash Flows were ($6,649), ($14,883) and $6,248, respectively, rather than ($17,499), ($6,649) and ($14,388) as stated in the Commission’s letter.

The following schedule reconciles each of our deferred revenue accounts between the change in the Balance Sheet and the change per the Statement of Cash Flows:

In 000’s	Deferred Product	Deferred Prof. Services	Deferred Maintenance
Per 9/30/05 Balance Sheet	$ 3,938	$ 36,530	$ 106,959
Per 9/30/04 Balance Sheet	9,844	40,525	94,251
Change	$(5,906)	$(3,995)	$ 12,708
Less: Acquired Component	(667)	(10,801)	(5,999)
Foreign Currency Impact	(76)	(87)	(461)
Change per Cash Flow	$ (6,649)	$(14,883)	$ 6,248

In accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree”, the Company’s September 30, 2005 deferred revenue balances included the fair value of the remaining performance obligations that had been assumed in conjunction with certain fiscal 2005 acquisitions. The reconciliation above discloses how we have considered and excluded the acquired components of deferred revenue from the changes in our assets and liabilities in accordance with FAS 95. Also in accordance with FAS 95, we have reported the reporting currency equivalent of foreign currency cash flows using a weighted average annual rate for fiscal 2005. Because our balance sheets show balances related to our foreign subsidiaries at end of year rates for 2005 and 2004, there is a foreign currency impact that needs to be accounted for when reconciling these two financial statements.

As indicated in the table above, the effect of acquisitions complicates the comparison of the change in the balance sheet to the components of the statement of cash flows. As a result of acquisitions and the appropriate recording of the acquired deferred revenue on the balance sheet, the negative effect of the change in billing our customers in arrears for professional services rather than in advance of the service delivery is not readily apparent from review of the balance sheet. The affect becomes much more apparent within our statement of cash flows as the change in deferred professional services indicates a significant use of cash (i.e. $14,883,000).

Finally, the change in the timing of our billings did not impact the timing of revenue recognition for such services. It has consistently been our policy to recognize revenue as the professional services are delivered, assuming all other conditions for revenue recognition have been met.

Consolidated Statements of Operations

3.

We note that you separately disclose revenues from maintenance and professional services. Tell us how you considered Rule 5-03 (b)(2) of Regulation S-X to separately disclose the cost of maintenance and professional services.

Kronos Response:

Beginning in our Fiscal Year 2003 filings, in response to a recommendation from the staff of the Commission in a letter dated October 10, 2002, we began to separately disclose maintenance and professional services revenues in accordance with Rule 5-03.1 as we had visibility to revenues generated from maintenance and professional services. At that time, we likewise considered Rule 5-03 (b)(2) and evaluated whether we could separately disclose the costs of maintenance and professional services. However, at the time we did not manage or capture costs on a consolidated basis separately for these categories of revenues as there was significant overlap in the service organization’s employee base. Since that time, our systems and reporting processes have evolved and we are now able to disclose this information at an appropriate level of accuracy, which includes the allocation of an insignificant portion of certain shared costs. We will disclose maintenance and other service cost of revenues separately in our second quarter of fiscal 2006 filing on Form 10-Q and subsequent filings. Since there was a lower level of available reporting of these costs in fiscal 2004, for purposes of our fiscal 2006 10-K filing, we anticipate that there will be a greater proportion of costs allocated between maintenance and professional services in fiscal 2004 than in fiscal 2005 and 2006.

Notes to Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition

4.

We note your disclosures in Note A where you indicate that the Company’s arrangements do not include any rights of return. Your disclosures on page F-8, however, indicate that the Company maintains a sales return allowance to reflect estimated losses for sales returns and adjustments due to incorrect ordering of product, general customer satisfaction issues or incorrect billing. Please explain how these disclosures compare to those in your revenue recognition policy where you indicate the customer has a right to refund if the product does not meet the “Company’s published specification. ” Tell us how you concluded that you do not offer rights of return or explain how you considered paragraph 6 of SFAS 48 in accounting for such rights. Also, explain your disclosures in Note E where you indicate that the Company records an allowance for sales returns and adjustments and yet you record individual charges for sales returns and adjustment directly to revenue as incurred. Why are these charges not recorded against the allowance?

Kronos Response:

The Company’s customers do not have any unilateral, contractual right of return. As you noted, we do provide our end-user customers a conditional right to a refund (i.e. if the arrangement is terminated due to the product not meeting Kronos’ published specifications) as a standard acceptance provision. Generally, the Company determines that these acceptance provisions are not substantive and therefore should be accounted for as a warranty in accordance with SFAS No. 5.

However, it is the Company’s business practice to allow sales returns or credits due to incorrect ordering of product, general customer satisfaction issues or incorrect billing. In accordance with SFAS 48, the Company maintains an allowance for sales returns and adjustments based on historical experience. The Company believes that recognition of revenue at the time of the sale is appropriate, assuming all other conditions for revenue recognition have been met, because as specified in paragraph 6 of SFAS 48:

•	The price to the customer is substantially fixed or determinable at the date of sale.
•	The customer has paid Kronos, or the customer is obligated to pay Kronos and the obligation is not contingent on resale of the product.
•	The customer’s obligation to Kronos would not be changed in the event of theft or physical destruction or damage of the product.
•	The amount of future returns can be reasonably estimated.

In addition to the above, we believe that for transactions with our indirect channel customers:

•	The customer acquiring the product for resale has economic substance apart from that provided by Kronos.
•	Kronos does not have significant obligations for future performance to directly bring about resale of the product by the customer.

In order to more clearly disclose customers’ rights to return, we will modify the wording in Note A to indicate that the Company’s arrangements do not include any contractual rights of return in future filings, other than under the warranty provisions.

As you indicated, it is the Company’s practice to record individual charges for sales returns and adjustments to revenues as incurred. The Company follows this practice because the Company’s sales representatives receive incentive compensation that is principally based upon invoiced transactions. In order to ensure that the sales representatives’ incentive compensation is adjusted for sales returns and adjustments, the Company records individual charges, or credit memos, for this activity directly to revenue. The Company’s incentive compensation application is integrated with the Company’s ERP application. The allowance is reviewed at the end of each reporting period and adjusted, with the offset to the appropriate revenue category, to reflect our current estimate. This approach, in substance, results in the same balance sheet and revenue adjustments as if the credit was directly charged to the sales return reserve. In future filings, we will eliminate the wording you refer to in order to avoid confusion and state only that the Allowance is estimated using historical data.

5.

You indicate that the deferred amounts related to arrangements with extended payment terms other than the financing arrangements are removed from deferred revenue and accounts receivable until the payment becomes due. You further state “the Company reports the allocated fair value of revenues related to the product element of arrangements as current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date.” Are the deferred product revenues you refer to from contracts that include extended payment arrangements? If so, it appears your disclosures are different for the product element than the service elements as deferred services are not reflected in accounts receivable or deferred revenues until the payments become due. Please explain. Tell us when you bill the customers in extended payment arrangements (i.e. at inception of contract, quarterly, monthly, etc.) When payments become due and you reflect such amount in accounts receivable do you recognize the offset as deferred revenue or directly to revenue? Also, tell us the deferred and accounts receivable amounts removed from such arrangements for the periods presented. Tell us what consideration you have given to including a discussion on such amounts in MD&A.

Kronos Response:

No, the deferred product revenues referred to in our disclosure are separate and unrelated to the deferred amounts resulting from arrangements with extended payment terms. Upon reading our current disclosure, we agree that it is unclear that the two elements are unrelated, and propose including in future filings the following modified disclosure paragraph in Note A. The first paragraph below discloses our accounting for arrangements that contain substantive acceptance provisions. The second paragraph discloses our accounting for arrangements that contain extended payment terms:

If the arrangement includes a substantive acceptance provision, the Company defers revenue not meeting the criterion for recognition under Statement of Position 97-2, “Software Revenue Recognition,” and classifies this revenue as deferred revenue. The Company reports the allocated fair value of revenues related to the product element of arrangements as a current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date. Revenue that is deferred due to a substantive acceptance provision is recognized, assuming all other conditions for revenue recognition have been satisfied, when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance or payment of the arrangement fee.

If the payment terms for an arrangement are considered extended, other than those arrangements that are financing arrangements as discussed below, the Company will not recognize the revenue on the arrangement until the payment of the arrangement fee becomes due. The deferred amounts, both product and services, related to arrangements with extended payment terms are removed from deferred revenue and accounts receivable, as the Company has determined that these amounts do not represent either a receivable or deferred revenue until the payment becomes due.

The Company typically invoices product, maintenance and occasionally training when product is delivered to the customer. Arrangements, other than financing arrangements, are typically considered to have extended payment terms when payments are due more than 180 days after delivery and/or payments are due only upon completion of certain milestones. When payment becomes due, the Company reflects the amount due in accounts receivable and recognizes the amount directly into revenue, assuming all other conditions for revenue recognition have been met.

For all periods presented (i.e. December 31, 2005, September 30, 2005 and September 30, 2004), the amounts removed from deferred revenue and accounts receivable were approximately $1 million, representing less than 1% of deferred revenues and between 1%-1.5% of accounts receivable. Although the amounts are immaterial, we have disclosed our practice in order to be transparent to our investors and others. Because of the immateriality of the amounts, we have not provided any further disclosure in MD&A. However, if the amounts were to become material in the future, we will expand our disclosure in future filings.

Note H. Goodwill and Other Intangible Assets

6.

We note that the Company is amortizing certain intangibles, such as customer related, maintenance relationships and purchased technology over a period of ten to twelve years. Tell us how you determined the adequacy of these amortization periods.

Kronos Response:

As we noted in our response to a similar comment in a letter from the staff of the Commission dated October 10, 2002, we have historically acquired companies that have either sold products very similar to those of the Company or been resellers of the Company’s products. The Company has been making these types of acquisitions since 1987, and acquisitions in the last several years have continued to fit this model.

Customer related intangibles were derived from the anticipated value from the following sources: selling the newest or current versions of the Company’s products; selling add-on features and additional products to customers, and selling additional user-licenses to existing customers. The maintenance relationships intangibles were based on the value attributed to the Company’s anticipated ability to maintain the maintenance or support relationships of the acquired customer base. The purchased technology intangibles were derived from the anticipated value from products that have reached technological feasibility and products that will be based upon the algorithms, architecture, processes, trade secrets and know-how related to the design and development of scheduling applications.

The estimated amortization periods for customer related, maintenance relationships and purchased technology were based on the period over which these intangible assets were expected to contribute directly to the future cash flows of the Company. These amortization periods typically range from 5 to 15 years for customer related, with a weighted average of approximately 10 years, 12 years for maintenance relationships and 10 years for purchased technology.

The purchase price assigned to these intangible assets was based on fair values using a discounted cash flow model. For significant acquisitions, the Company engaged a national consulting firm to perform an independent valuation of the acquired intangibles. Valuations performed by the national consulting firm were based on the income approach and estimates and assumptions provided by management. The periods for which future cash flows were projected in estimating fair values were considered in determining the amortization periods. Identifiable intangible assets are often amortized over a period that is shorter in duration than the period over which the cash flows were projected. For example, for customer related intangibles cash flows were projected for periods in excess of 15 years, whereas the lives assigned to the intangible assets were typically 10 years because a substantial majority of these cash flows occur in the first 10 years.

In addition to using the quantitative measure of the estimated future cash flows to be generated from these intangibles in establishing the amortization lives, we also considered the following qualitative factors:

•

Kronos is recognized as the worldwide market leader of solutions for workforce management and has been since the early 1990’s. The more significant resellers acquired by the Company generally had been previously selling Kronos products for lengthy periods, often in excess of 20 years. Due to a high level of customer satisfaction and the high costs for customers to switch products, we believe our annual customer retention rates are generally very high. When resellers are acquired, the acquired customers continue to use the Kronos products previously purchased and historically have been purchasers of newly developed products. Additionally, these customers, who had previously purchased annual maintenance arrangements from the resellers, typically purchase these contracts directly from Kronos.

•

Historical maintenance renewal rates have also been extremely high and range between 85%-90%. This indicates that the Company’s customer relationships have generally been longer than the estimated 5 to 12 years used to amortize the related acquired intangibles. The Company attributes this long life to several factors, including overall product and service satisfaction, supported by external customer satisfaction recognition, as well as the high costs for customers to switch products. The costs to switch products include license fees, hardware costs and to a lesser extent professional services, as well as soft costs such as reduced short-term productivity typically experienced due to system changes and re-training of customer employees. In many cases, hardware is installed at several company locations, making changing products time consuming and costly.

•

As disclosed in our Form 10-K for fiscal 2005, the Company acquired Ad Opt, a provider of advanced workforce planning and scheduling solutions. Ad Opt was a well established publicly held Canadian company with operations that had commenced in the early 1990s. Ad Opt likewise experienced annual customer retention rates and historical maintenance renewal rates that were generally very high for similar reasons to Kronos. Historically, Kronos has had tremendous success in maintaining customers of its acquired companies given Kronos’ strong history of customer satisfaction and market leadership. Therefore, Ad Opt’s specific historical experience and the factors considered above are also believed to be pertinent to the determination of the estimated life for the intangible assets acquired from Ad Opt and other competitor acquisitions.

•

Given the specific characteristics of the acquired technology (e.g. algorithms, architecture, design principals), it is not subject to rapid change. Although additional features and functionality related to the technology will continue to be developed, the core technology will continue to be used in both stand alone products as well as integrated into other Kronos products. Therefore, the technology is anticipated to be utilized over an extended period.

Note J. Capitalized Software

7.

We note your disclosures in Note A where you include a discussion of the Company’s accounting for software costs incurred in the development of software to be sold to others (SFAS 86) and software developed for internal use (SOP 98-1). Tell us if your disclosures in Note J are for the SFAS 86 software costs, the SOP 98-1 software costs or both. If the latter is the case, then provide a breakdown of the capitalized costs and accumulated amortization between the SFAS 86 software and the SOP 98-1 software and include the amortization expense for each type as well. Also, tell us what consideration you have given to including separate footnote disclosures for these costs.

Kronos Response:

Our disclosures in Note J relate only to the SFAS 86 (software to be sold to others) costs. Disclosure of costs incurred in the development of software for internal use (SOP 98-1) is included in Note G, “Property, Plant and Equipment”. In order to clarify our disclosures, in future filings we will include additional references within our Note A discussion as follows (see bold/underline):

Capitalization of Software Development Costs: Costs incurred in the research, design and development of software for sale to others, which we refer to as software development costs, are charged to expense until technological feasibility is established. Thereafter, software development costs are capitalized and amortized to product cost of sales on a straight-line basis over the lesser of three years or the estimated economic lives of the respective products (see Note J).

In addition to the software development costs described above, costs incurred in the development of software for internal use are charged to expense until it becomes probable that future economic benefits will be realized. Thereafter, certain costs are capitalized and amortized to operating expense on a straight-line basis (see Note G). The Company has determined, due to the scope of the project and based on the expected economic life of the software, that the capitalized costs related to the current replacement of the Company’s information technology systems will be amortized over a period of five years. For other projects related to the development of software for internal use, the Company will generally amortize the capitalized costs over the lesser of three years or the estimated economic life of the software.

We provide the level of disclosure related to SFAS 86 costs in order to provide greater transparency to the total investment we make in engineering activities. We believe this is appropriate given the recurring nature of these investments. We believe the level of disclosure related to the SOP 98-1 costs discussed in Note A and Note G are appropriate given the nature of the projects and the extent of those expenditures.

Form 8-K dated January 30, 2006

8.

We note your use of the non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Item 10(e)(1)(i) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	The economic substance behind management’s decision to use such a measure;
•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	The manner in which management compensates for these limitations when using a non-GAAP financial measure; and
•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

For example, you indicate that stock based compensation does not provide meaningful insight income the Company’s ongoing operations. Tell how you came to these conclusions considering the Company has historically used stock options as a form of compensation and it appears that you are continuing to do so. Therefore, tell us why compensation expense would not be meaningful to a company’s operations. Also, you indicate that operating results under GAAP may include items that are not necessarily relevant to understand Kronos’ business. Why would the acquisition related intangibles not be relevant to your business, particularly considering the Company had 10 acquisitions during the past two fiscal years?

Kronos Response:

When preparing our Form 8-K in conjunction with our first quarter earnings release, our intention was to provide supplemental information to investors and others to facilitate an understanding of comparative operating performance when comparing such results to previous periods, forecasts, future prospects and to our peers, as Kronos’ management uses these non-GAAP financial measures.

In order to determine the appropriate disclosures of non-GAAP measures, the Company considered the requirements of Item 10(e)(1)(i) of Regulation S-K as well as Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and believe that we have complied with their requirements as follows:

Item 10(e)(1)(i):

1)

By including our reported (GAAP) results prominently in the body of the press release, with a separate paragraph referring readers to the reconciliation table, and including our reported (GAAP) results as the first column of our Non-GAAP Condensed Consolidated Statements of Income.

2)	By providing the non-GAAP information in reconciliation format between GAAP and Non-GAAP results.
3)

By disclosing in Note (1) of our reconciliation table that Management uses these measures to gain an understanding of its comparative operating performance (when comparing such results to previous periods or forecasts), future prospects and to its peers as well as by providing a discussion of the specific reason for each adjustment within the text of Note (1).

Question 8:

We believe that our Note (1) also addresses the 5 disclosures listed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it:

1)	indicates how Management uses these non-GAAP measures to evaluate our business;
2)	provides the reader with Management’s reasoning behind each non-GAAP adjustment;
3)	provides a statement recognizing the limitations of such reporting; and
4)	notes that Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

However, to simplify our reporting and upon consideration of the staff’s comments, we have decided that in the future we will separately disclose the effect of stock based compensation and amortization of acquisition related amortization included in our GAAP diluted earnings per share, but we will not disclose non-GAAP revenue and net income resulting from the following measures:

•	expense associated with stock based compensation;
•	expense associated with the amortization of acquisition-related intangible assets;
•	revenue adjustments associated with the application of business combination accounting rules.

The Company has attached as Exhibit B its earnings press release dated April 26, 2006 as an example of the type of disclosure the Company anticipates reporting in future filings.

9.

Your Non-GAAP Consolidated Statements of Income appear to include a number of measures, such as non-GAAP cost of sales, non-GAAP operating expenses and other income, non-GAAP provision for income taxes, etc., for which you have not included the disclosures required by Item 10(e)(1) of Regulation S-K. Also, it is not clear to us whether the presentation of a non-GAAP statement of operations would comply with Item 100(b) of Regulation G. Please explain.

Kronos Response:

The Company believes that it has included the disclosures required by Item 10(e)(1); please refer to our response to your comment #8.

Item 100(b) of Regulation G states the following:

“A registrant, or person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

We believe that our Non-GAAP Condensed Consolidated Statements of Income complies with Item 100(b), when taken in the context in which it is presented, as we clearly state that it should be used to supplement, not replace, our financial results, we clearly identify GAAP results within the Statements, and Management uses these non-GAAP financial measures to evaluate their business.

However, as noted in our response to comment #8, we have decided that in the future we will separately disclose the effect of stock based compensation and amortization of acquisition related amortization included in our GAAP diluted earnings per share, but we will not disclose non-GAAP revenue and net income resulting from the following measures:

•	expense associated with stock based compensation;
•	expense associated with the amortization of acquisition-related intangible assets;
•	revenue adjustments associated with the application of business combination accounting rules.

The Company has attached as Exhibit B its earnings press release dated April 26, 2006 as an example of the type of disclosure the Company anticipates reporting in future filings.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Note C. Stock-Based Compensation

10.

We note your summary of option activity on page 6 and your summary of the status of non-vested stock options on page 7 exclude 70,500 restricted stock units granted to employees during the quarter ended, December 31, 2005 and 100 restricted stock units cancelled during such period. Were these unit grants also excluded from your compensation expense calculated pursuant to SFAS 123R for the quarter? Please explain.

Kronos Response:

As is required by SFAS 123R, these restricted stock grants were included in our calculation of compensation expense. The purpose of the notes to which you refer was to disclose the activity that took place during the quarter related to these grants. In future filings we will include disclosure similar to the following in place of these notes:

The restricted stock units were granted with an exercise price of $.01, and vest equally on an annual basis over a four year period. The market price of the Company’s common stock on the date of grant was $48.22. A summary of restricted stock unit activity under the Award Plan as of December 31, 2005, and changes during the three month period then ended is presented below:

Shares (000s)
Restricted Stock Units
Outstanding at September 30, 2005	----
Granted	70
Canceled	---
Outstanding at December 31, 2005	70

Exhibit A

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue Recognition

•	Allowance for Doubtful Accounts and Sales Returns Allowance

•	Valuation of Intangible Assets and Goodwill

•	Capitalization of Software Development Costs

•	Income Taxes

•	Business Combinations

•	Stock-Based Compensation

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

Revenue Recognition – We license software and sell data collection hardware and related ancillary products to end-user customers through our direct sales force as well as indirect channel customers, which include ADP and other independent resellers.

Substantially all of our software license revenue is earned from perpetual licenses of off-the-shelf software requiring no modification or customization. The software license, data collection hardware and related ancillary product revenues from our end-user customers and indirect channel customers are generally recognized using the residual method when:

•	Persuasive evidence of an arrangement exists, which is typically when a non-cancelable sales and software license agreement has been signed;
•	Delivery, which is typically FOB shipping point, is complete for the software (either physically or electronically), data collection hardware and related ancillary products;
•	The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;
•	Collectibility is probable; and
•	Vendor-specific objective evidence of fair value exists for all undelivered elements, typically maintenance and professional services.

Although these factors are governed by specific and detailed rules and guidelines related to revenue recognition, there is often a significant amount of judgment involved in determining the amount of revenue to be recognized for a specific customer arrangement as well as the timing of that revenue. Areas most often affected are:

•	Determining whether the fee is fixed or determinable
•	Determining whether collectibility is probable
•	When multiple elements exist and there is an undelivered element:

•	determining whether undelivered elements are non-essential
•	determining whether vendor-specific objective evidence of fair value for each separate undelivered element exists
•	determining vendor specific objective evidence
•	determining the amount of revenue to be recognized on shipment and
•	determining the timing of the recognition of any revenue that is deferred.
•

in addition, we may change our pricing models in the future, which could result in a different fair value assignment for undelivered elements. This could cause our future revenue recognition to differ significantly from our historical results.

We base our judgment on the specific facts and circumstances of the arrangements and our general experience in addressing these subjective factors. Historically, our estimates and assumptions have been accurate and we do not anticipate that this will change significantly in the near future. However, if our estimates and assumptions are inaccurate in any period, it could have a material adverse affect on our results of operations.

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, assuming all other conditions for revenue recognition have been satisfied. Substantially all of our product revenue is recognized in this manner. If we cannot determine the fair value of any undelivered element included in an arrangement, we will defer revenue until all elements are delivered, services are performed or until fair value can be objectively determined.

As part of an arrangement, end-user customers typically purchase maintenance contracts as well as professional services from us. Maintenance services include telephone and web-based support as well as rights to unspecified upgrades and enhancements, when and if we make them generally available. Professional services are typically deemed to be non-essential to the functionality of the software and typically are for implementation planning, loading of software, installation of the data collection hardware, training, building simple interfaces, running test data and assisting in the development and documentation of pay rules and best practices consulting.

Revenues from maintenance services are recognized ratably over the term of the maintenance contract period based on vendor-specific objective evidence of fair value. Vendor-specific objective evidence of fair value is based upon the amount charged when purchased separately, which is typically the contract’s renewal rate. Maintenance services are typically stated separately in an arrangement. We have classified the allocated fair value of revenues pertaining to the contractual maintenance obligations that exist for the 12-month period subsequent to the balance sheet date as a current liability, and the contractual obligations with a term beyond 12 months as a non-current liability. Revenues from time and material customer support services are recognized as the services are delivered.

Revenues from professional services are generally recognized based on vendor-specific objective evidence of fair value when:

•	A non-cancelable agreement for the services has been signed or a customer’s purchase order has been received;
•	The professional services are delivered;
•	The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties; and
•	Collectibility is probable.

Vendor-specific objective evidence of fair value is based upon the price charged when these services are sold separately and are typically an hourly rate for professional services and a per-class rate for training. Based upon our experience in completing product implementations, we have determined that these services are typically delivered within a 12-month period subsequent to the contract signing, and we therefore have classified deferred professional services as a current liability.

Our arrangements with end-user customers and indirect channel customers do not include any contractual rights of return or price protection, nor do arrangements with indirect channel customers include any acceptance provisions. Our arrangements with end-user customers generally include our standard acceptance provision. Our standard acceptance provision provides the end-user customer with a right to a refund if the arrangement is terminated because the product did not meet our published technical specifications. Generally, we determine that these acceptance provisions are not substantive and therefore should be accounted for as a warranty in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.”

At the time we enter into an arrangement, we assess the probability of collection of the fee and the terms granted to the customer. For end-user customers, our typical payment terms include payments based on specific due dates, such that all payments for the software license, data collection hardware and related ancillary products, as well as training services included in the original arrangement, are ordinarily paid within one year of contract signing. Professional services are typically rendered on a buy-as-you-go basis such that the customer is invoiced for services on a monthly basis, in arrears. Professional services billings are generally due within 30 days of the invoice date. Our payment terms for indirect channel customers are less than 90 days and payments are typically due within 30 days of the invoice date.

If the arrangement includes a substantive acceptance provision, the Company defers revenue not meeting the criterion for recognition under Statement of Position 97-2, “Software Revenue Recognition,” and classifies this revenue as deferred revenue. The Company reports the allocated fair value of revenues related to the product element of arrangements as a current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date. Revenue that is deferred due to a substantive acceptance provision is recognized, assuming all other conditions for revenue recognition have been satisfied, when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance or payment of the arrangement fee.

If the payment terms for an arrangement are considered extended, other than those arrangements that are financing arrangements as discussed below, the Company defers revenue on the arrangement until the payment of the arrangement fee becomes due. The deferred amounts, both product and services, related to arrangements with extended payment terms are removed from deferred revenue and accounts receivable, as the Company has determined that these amounts do not represent either a receivable or deferred revenue until the payment becomes due.

Since fiscal 1996, we have had a standard practice of providing creditworthy end-user customers the option of financing arrangements beyond one year. Our policy for recognizing revenue and the timing of the recognition for arrangements that are financed is the same as our non-financed arrangements. The financed arrangements, which encompass separate fees for software license, data collection hardware and ancillary products, maintenance and support contracts, and professional services, are evidenced by distinct standard sales, license and maintenance agreements and typically require equal monthly payments. The terms of these arrangements typically range between 18 and 48 months. The short-term component (amounts due within 12 months) of these financing arrangements is included in accounts receivable on our balance sheet. The long-term component is included in other assets. At the time we enter into an arrangement, we assess the probability of collection and whether the arrangement fee is fixed or determinable. We consider our history of collection without concessions as well as whether each new transaction involves similar customers, products and arrangement economics to ensure that the history developed under previous arrangements remains relevant to current arrangements. If the fee is not determined to be collectible, fixed or determinable, we will initially defer the revenue and recognize it when collection becomes probable, which typically is when payment is due, assuming all other conditions for revenue recognition have been satisfied. As a financing arrangement, we apply a present value factor using annual interest rates ranging from 5% to 9%. These rates may vary depending upon when the financing arrangement is entered into and the length of the financing arrangement.

As a result of the AD OPT acquisition completed on November 18, 2004 and the 3i Systems acquisition completed on September 21, 2004, we have begun to provide customized software solutions to our customers. Revenue related to the sale of customized software solutions is recognized on a contract accounting basis in accordance with the provisions of Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The contract accounting is applied based on a percentage-of-completion basis generally representing labor costs incurred relative to total estimated labor costs. If we are not able to produce reasonably dependable estimates, revenue is recognized upon completion of the project and final acceptance from the customer. If significant uncertainties exist about project completion or receipt of payment, the revenue is deferred until the uncertainty is resolved. Provisions for estimated losses on contracts are recorded during the period in which they are identified. Deferred revenues are recorded when invoicing exceeds recognized revenues. Revenue derived from the development and delivery of customized software solutions is included in product revenues. The significant amount of estimation that is involved with percentage-of-completion accounting can have a material impact on the amounts of revenue and related expenses that are reported in our consolidated financial statements. A number of factors can affect these estimates such as labor rates, utilization and efficiency variances and contract change orders by the customer.

In accordance with FASB Technical Bulletin No. 79-10, “Fiscal Funding Clauses in Lease Agreements”, SOP 97-2 requires that all arrangements with governmental entities containing “fiscal funding” provisions be evaluated to determine the probability of contract cancellation. Some of the factors that we evaluate are our history with this customer and similar customers in other fiscal funding transactions as well as the governmental unit’s financial condition and past practices.

Allowance for Doubtful Accounts and Sales Returns Allowance – We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. This allowance is based on estimates made by us after consideration of factors such as the composition of the accounts receivable aging and bad debt history. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, or if the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances and bad debt expense may be required and our future results could be materially affected. Historically, there has not been a significant amount of deviation between our estimates and actual results and we do not anticipate that this will change in the future.

In addition, we maintain a sales returns allowance to reflect estimated losses for sales returns and adjustments. Sales returns and adjustments are generally due to incorrect ordering of product, general customer satisfaction issues or incorrect billing. This allowance is established by us using estimates based on historical experience. If we experience an increase in sales returns and adjustments, additional allowances and charges against revenue may be required and our future results could be materially affected. Estimates used to establish the allowance for doubtful accounts and sales returns allowance have been consistently applied. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be materially affected. Historically, we have not seen a significant amount of deviation between our estimates and actual results and we do not anticipate that this will change in the future.

Valuation of Intangible Assets and Goodwill – We review intangible assets and goodwill annually and whenever events or circumstances indicate that its carrying value may not be recoverable in accordance with FASB No. 142, “Goodwill and Other Intangible Assets”. In assessing the recoverability of goodwill and other intangible assets, we must make significant assumptions regarding the estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. For intangible assets, this evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, we will record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit for which goodwill is attributable to that reporting unit’s fair value. We have only one reporting unit. The fair value of the reporting unit is based upon the net present value of future cash flows, including a terminal value calculation. Determining these amounts is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected cash flows, risk-adjusted discount rates as well as future economic and market conditions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. However, a 100 basis point increase in the assumed discount rate, which is a significant assumption that affects terminal value and the net present value of the cash flows, would not have a material effect on our financial statements. If the reporting unit’s estimated fair value exceeds the reporting unit’s carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed its carrying value, then further analysis would be required to determine the amount of the impairment, if any.

If we determine that there is impairment, we will be required to record an impairment charge in the reporting period in which the impairment is determined. During fiscal 2005 and fiscal 2004 we completed the annual testing of the impairment of goodwill, and as a result of those tests, we concluded that no impairment of goodwill existed as of July 3, 2005, or July 4, 2004, the annual goodwill impairment measurement dates for fiscal 2005 and 2004, respectively.  In addition, we have determined that no events or circumstances currently exist or existed during fiscal 2005 or fiscal 2004 that would indicate that either the fair value of the reporting unit has been reduced, or the carrying value of the intangible assets is no longer recoverable.  Therefore, no impairment charges have been recorded in fiscal 2005 or 2004.

Capitalization of Software Development Costs - Costs incurred in the research, design and development of software for sale to others, which we refer to as software development costs, are charged to expense until technological feasibility is established. Thereafter, software development costs are capitalized and amortized to product cost of sales on a straight-line basis over the lesser of three years or the estimated economic lives of the respective products.

Capitalized software development costs are stated at the lower of amortized cost or net realizable value, using management’s best estimates and appropriate assumptions and projections at that time. Upon review, if it is determined that the carrying value exceeds net realizable value the asset is written down, which could materially affect our future results. However, a 10% reduction in our estimated net realizable value would not have a material effect on our financial statements. Historically, we have not seen a significant amount of deviation between our estimates and actual results and no write-downs have been necessary. We do not anticipate that this will change in the future.

In addition to the software development costs described above, costs incurred in the development of software for internal use are charged to expense until it becomes probable that future economic benefits will be realized. Thereafter, certain costs are capitalized and amortized to operating expense on a straight-line basis. We have determined, due to the scope of the project and based on the expected estimated economic life of the software, that the capitalized costs related to the current replacement of the Company’s information technology systems will be amortized over a period of five years. For other projects related to the development of software for internal use, we will generally amortize the capitalized costs over the lesser of three years or the estimated economic life of the software. We have capitalized approximately $16.8 million (including internal personnel related costs) in costs associated with the replacement of information technology systems since the start of this project in fiscal 2004.

Income Taxes – We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. When necessary, we record a valuation allowance in accordance with generally accepted accounting principles to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. Significant judgment and estimates are used in determining our income tax assets and liabilities as well as our income tax provision. The interim tax provision is dependent on the forecast of consolidated current year earnings, tax credits and other permanent items, the most significant of which are meals and entertainment, the deduction for qualified production activities, permanent effects of FAS 123R and tax free interest income. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. Any increase in the valuation allowance could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. Additionally, although we believe that our estimates are reasonable, no assurance can be given that our final tax outcome will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such a determination is made. Historically, we have not seen a significant amount of deviation between our estimates and actual rates and we do not anticipate that this will change in the future.

Business Combinations - In accordance with SFAS No. 141, “Business Combinations”, we are required to allocate the purchase price of acquired companies to the tangible assets and liabilities and identifiable intangible assets acquired based on their estimated fair values. Any residual purchase price is recorded as goodwill. For our more significant acquisitions, these fair values are determined with the assistance of a third-party valuation firm and require us to make significant estimates and assumptions, especially with respect to intangible assets. The estimates are based on historical experience, in combination with information obtained from the management of the acquired companies, and we believe them to be reasonable at the time they are made. However, these estimates are inherently uncertain, and if unanticipated events and/or circumstances should occur they may affect the accuracy or validity of these assumptions and estimates. We also make significant estimates when determining the useful lives of our intangible assets, based on the expected period over which we anticipate generating economic benefits from these assets. Changes to any of these judgments, estimates and assumptions could materially affect the fair values of these assets and require us to record an impairment loss, which could have a material affect on our future results. Historically, we have not seen a significant amount of deviation between our estimates and actual results and we do not anticipate that this will change in the future.

Stock-Based Compensation - On October 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123R, “Share-Based Payment” (“FAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes based option-pricing model. Various assumptions are used in these estimations, including:

•	Expected volatility, which is based on historical volatility of the Company’s stock
•	Expected option term, which is based on the Company’s historical option exercise data taking into consideration the exercise patterns of the option holders during the option’s life
•	Risk-free interest rate, based on the U.S. Treasury yield curve in effect at the time of the grant
•	Forfeiture rate

A 10% unfavorable change in expected volatility and option term, which represent the most sensitive and judgmental assumptions, would not have a material effect on our financial statements.

Prior to adopting FAS 123R, the Company accounted for stock-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”), as permitted by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation,” (“FAS 123”). The Company has applied the modified prospective method in adopting FAS 123R. Accordingly, periods prior to adoption have not been restated.

The implementation of FAS 123R has had no adverse affect on our balance sheet or total cash flows, but it does impact our operating expenses, net income and earnings per share. Because we are not restating periods prior to adoption, comparability between periods has been affected. Additionally, management uses estimates of and assumptions about forfeiture rates, volatility and interest rates to calculate stock-based compensation. Changing these estimates could materially affect our operating results.

Exhibit B

Exhibit 99.1

For Immediate Release	Kronos Contact:	Paul Lacy

(978) 947-4944

placy@kronos.com

KRONOS® REPORTS SECOND-QUARTER FISCAL 2006 RESULTS

Revenue Up 19 Percent Year-Over-Year;

Strong Performance Across Business Segments

CHELMSFORD, Mass., April 26, 2006 — Kronos® Incorporated (Nasdaq: KRON) today reported GAAP total revenue for the second quarter of Fiscal 2006 of $143.5 million compared to $120.6 million for the same period a year ago. GAAP net income for the second quarter of Fiscal 2006 was $9.9 million, or $0.31 per diluted share compared to $11.2 million, or $0.34 per diluted share, for the same period a year ago. Second-quarter Fiscal 2006 earnings include a charge of $0.10 per diluted share for stock-based compensation, which is not reflected in the previous year’s second-quarter earnings. Second-quarter Fiscal 2006 earnings also include a charge for amortization of intangible assets of $0.04 per diluted share. The charge for amortization of intangible assets was $0.02 per diluted share for the same period a year ago.

For the six-month period, GAAP total revenue was $271.5 million as compared to $238.9 million for the first six months of the prior year. For the six-month period, GAAP net income was $16.1 million, or $0.50 per diluted share, as compared to $21.9 million, or $0.67 per diluted share, for the same period last year. Earnings for the first six months of Fiscal 2006 include a charge of $0.18 per diluted share for stock-based compensation, which is not reflected in earnings for the first six months of Fiscal 2005. Earnings for the first six months of Fiscal 2006 also include a charge for amortization of intangible assets of $0.07 per diluted share. The charge for amortization of intangible assets was $0.05 per diluted share for the first six months of Fiscal 2005.

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“We are very pleased with our second-quarter financial performance and our overall strength in the workforce management market. Our results speak to the strong fundamentals of the business, including our favorable competitive position in a growing market, the momentum of our new products, and, as always, the ability of our organization to execute,” said Kronos Chief Executive Officer Aron Ain. “Discussions with customers, industry analysts, and our sales team indicate that there is a growing spotlight on workforce management as a critical business process that can be optimized for competitive advantage. This is fueling demand for our market-leading solutions from organizations across a wide range of industries and geographies.”

Kronos’ second-quarter results mark the company’s 105th consecutive quarter of year-over-year revenue growth and 76th consecutive quarter of profitability, continuing one of the longest records of growth and profitability in the software industry (Note 1).

Total deferred maintenance, professional services, and product revenue on the balance sheet at the end of the second quarter of Fiscal 2006 totaled $149.3 million. In addition to this deferred revenue, Kronos has a backlog of uncommitted professional services engagements of approximately $56.0 million.

Kronos exited the second quarter of Fiscal 2006 with $163.2 million in cash and investments and no debt. Days sales outstanding declined sequentially to 64 days at the end of the second quarter of Fiscal 2006, from 76 days at the end of the first quarter of Fiscal 2006. During the second quarter, Kronos repurchased 197,500 shares of common stock for $7.7 million, and made payments on acquisitions of $6.6 million. For the six-month period, the company has repurchased 339,250 shares of common stock for $14.1 million, and made payments on acquisitions of $8.6 million.

Second-Quarter Highlights

•

Strong performance across business segments — Kronos is experiencing strong demand for its workforce management solutions in all target markets. The company’s mid-market sales organization continued to build momentum, exceeding its plan for the second quarter. Complementing this were outstanding results from the enterprise, national, and international teams.

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•	Exemplary customer satisfaction — Kronos received top honors for exemplary customer satisfaction and was honored as a six-time winner of the NorthFace ScoreBoard Award from Omega Management Group.
•

HRMS leadership — Leading analyst firm Gartner, Inc. has positioned Kronos in the Leaders quadrant in its “Magic Quadrant for U.S. Mid-market Human Resource Management Systems, 2006” published on Jan. 25, 2006. The report positioned 20 vendors in the U.S. HRMS mid-market. Vendors were evaluated on their ability to execute and success in capitalizing on their vision. According to Gartner, leaders are “vendors that are performing well today, have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market.”

•

Notable customer wins — Organizations across a wide range of industries continue to choose Kronos solutions to staff, develop, deploy, track, and reward their workforce. Notable wins during the quarter included:

•

BJC Healthcare, one of the largest nonprofit healthcare delivery organizations in the U.S., purchased the Workforce Central® suite, including absence management and scheduling, for 30,000 employees. To ensure its ongoing industry leadership, BJC invested in Kronos’ integrated suite of workforce management solutions to help reduce labor costs, increase operating efficiency, and enhance employee satisfaction.

•

DHL Worldwide Express purchased Kronos’ time and labor and absence management applications for tens of thousands of employees at hundreds of locations, replacing its disparate workforce management systems with a single, centralized solution. After an extensive review, DHL determined that Kronos’ best-of-breed solutions could help optimize the deployment of the current workforce as well as support the continued expansion of the company.

•

GameStop, the world’s leading video game retailer with more than 4,500 stores in 15 countries, selected Kronos for Retail for 39,000 employees. Kronos’ market leadership, implementation expertise, and the potential ROI of its solutions were key factors in winning this deal.

•

Total Wine & More, the largest independent retailer of fine wine in the U.S., became a new mid-market customer during the quarter. This customer purchased Kronos for Retail and Kronos’ HR and payroll solutions to take its organization from a manual to a fully automated workforce management system that would easily scale as the company grows.

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Outlook

Kronos management offers the following GAAP guidance for the third quarter of Fiscal 2006 and Fiscal Year 2006:

Third-Quarter Fiscal 2006

•	Total revenue is expected to be in the range of $145-$149 million.
•	Net income per diluted share is expected to be in the range of $0.32-0.36.
•	The charge for stock-based compensation, which is included in the above-mentioned range of earnings expectations, is expected to be approximately $0.10 per diluted share.
•	The charge for amortization of intangible assets, which is included in the above-mentioned range of earnings expectations, is expected to be approximately $0.03 per diluted share.

Fiscal Year 2006

•	Total revenue is expected to be in the range of $577-584 million.
•	Net income per diluted share is expected to be in the range of $1.35-1.43.
•	The charge for stock-based compensation, which is included in the above-mentioned range of earnings expectations, is expected to be approximately $0.37 per diluted share.
•	The charge for amortization of intangible assets, which is included in the above-mentioned range of earnings expectations, is expected to be approximately $0.14 per diluted share.

Conference Call Webcast

Kronos senior management plans to review its second-quarter Fiscal 2006 results during a conference call today beginning at 4:30 p.m. Eastern. The conference call will be webcast live at http://www.kronos.com/invest and will be available for replay purposes.

About Kronos Incorporated

Kronos Incorporated is the most trusted name in workforce management. Kronos helps organizations staff, develop, deploy, track, and reward their workforce, resulting in reduced costs, increased productivity, better decision-making, improved employee satisfaction, and alignment with organizational objectives. More than 20 million people use a Kronos solution every day. Learn more about Kronos’ high-impact enterprise solutions at www.kronos.com.

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Safe Harbor Statement

This press release contains statements about the business prospects and estimates of Kronos’ financial results for future periods that are forward-looking statements that involve a number of risks and uncertainties, including the performance estimates and statements relating to earnings and revenue growth and profitability, the ability to close potential product sales transactions, the ability to realize revenues from the sales pipeline and backlog, market acceptance of our new products and enhancements, including those formerly offered by AD OPT Technologies, our ability to monitor and manage discretionary costs, growth in the market for our products and within the economy generally, and potential acquisitions. These statements are based on management’s expectations of future events as of the date of this press release, and Kronos assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. Actual results could differ materially from management’s expectations. Among the important factors that could cause actual operating results to differ materially from those indicated by such forward-looking statements are delays in product development, including enhancements to existing products, product performance issues, competitive pressures, general economic conditions, possible disruption in commercial activities caused by terrorist activity and armed conflict, such as changes in logistics and security arrangement and the risk factors detailed in the company’s Annual Report on Form 10-K filed with the SEC on December 9, 2005 and its quarterly report on Form 10-Q filed with the SEC on February 9, 2006. The timing of the release of new products or product enhancements will take place if and when available and at the sole discretion of Kronos.

Note 1: Excluding a one-time special charge in the second quarter of Fiscal 2001.

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© 2006 Kronos Incorporated. Kronos, the Kronos logo, and Workforce Central are registered trademarks of Kronos Incorporated or a related company. All other product and company names mentioned in this press release are used for identification purposes only and may be trademarks of their respective owners. The Magic Quadrant is copyrighted 1/25/06 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.